Exhibit 99.1

ADS-TEC Energy Reports Full Year 2024 Financial Results and Provides Business Update

NÜRTINGEN, Germany – 12, May 2025 - ADS-TEC Energy (NASDAQ: ADSE), a global leader in battery-based energy storage and fast-charging systems, today announced its audited financial results for full year 2024, covering the period ended December 31, 2024.

Financial Highlights

Following the publication of ’24 results earlier this year below we are reporting finalized and fully audited ’24 results which do not deviate from the preliminary results.

●	Revenue: € 110.0 million for FY 2024, a 2.5 % increase compared to € 107.4 million in FY 2023

●	Gross Profit: € 19.4 million (17.7 % gross margin), up from a gross loss of € -2.9 million (-2.7%) in FY 2023

●	Adjusted EBITDA (non-IFRS*): € 2.2 million, significant improvement from € -38.1 million in the prior year

●	Operating Loss: € -8.6 million, compared to € -44.5 million in FY 2023

●	Cash and Cash Equivalents: € 22.9 million as of December 31, 2024

●	Customer Growth: Customer base expanded by over 200%, reaching 55 customers across Europe, the United States, and Canada

“2024 was a milestone year for ADS-TEC Energy, despite headwinds in the EV sector,” said Thomas Speidel, CEO of ADS-TEC Energy. “We navigated market volatility while achieving our first-ever positive adjusted EBITDA and more than tripled our customer base. As we move into 2025, we are transitioning into a more resilient, long-term growth phase—supported by new capital and a business model that leverages multiple recurring revenue streams across Europe and North America.”

Operational Highlights

●	$ 50 Million Financing Secured: On May 1, 2025, the company closed a $ 50 million funding round to support international growth and expansion of its business model

●	Shift to Resilient, Recurring revenues: Focus on long-term revenue streams backed by proven and proprietary technology

●	Global Project Pipeline: Active negotiations in securing over 300 sites at high-traffic locations such as supermarkets, DIY chains, convenience stores, gas stations, and more

●	Significant growth opportunities in Energy Storage: Leveraging over a decade of experience, with its first commercial & industrial (C&I) battery energy storage system (BESS) installed in 2012. Now participating in large-scale international BESS projects from 2025 onward

●	North American Expansion: Strengthened footprint in North America, including customer growth and a new strategic partnership with Parkland Corporation

●	Service Revenue Growth: Service business nearly tripled from € 2.0 million to € 5.6 million year-over-year, driven by a growing installed base

* Non-IFRS measures such as Adjusted EBITDA are used internally by management to evaluate operating performance and may differ from similarly titled measures used by other companies. Adjusted EBITDA is defined as operating loss adjusted by depreciation, amortization and effects from share-based payments.

Conference Call Information

The live webcast of the call will be available by clicking here. Please make sure to register ahead of the call and log in approximately 5-10 minutes prior to the scheduled start time.

The Investor Presentation will be available as a PDF document after the call within the section of the company's website.

About ADS-TEC Energy

Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and produces battery storage solutions and fast charging systems including their energy management systems. Its battery-based fast-charging technology enables electric vehicles to charge ultra-fast even with weak power grids and is characterized by a very compact design. The company, based in Nürtingen, Baden-Württemberg, was nominated for the German Future Prize by the Federal President and was included in the "Circle of Excellence" in 2022. The high quality and functionality of the battery systems is due to a particularly high level of in-depth development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for car manufacturers, energy supply companies and charging station operators.

More information at: www.ads-tec-energy.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding the delivery and installation of the PowerBoosters, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, which is available on our website at https://www.ads-tec-energy.com and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Contacts

For ADS-TEC Energy Europe:

Dennis Müller

SVP Product Marketing & Communication

press@ads-tec-energy.com

For ADS-TEC Energy United States:

Barbara Hagin

Breakaway Communications

bhagin@breakawaycom.com

+1 408-832-7626